W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

                               October 20, 2009

VIA E-MAIL AND EDGAR CORRESPONDENCE SUBMISSION
----------------------------------------------

Alison White, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

   Re: MetLife Investors USA Insurance Company
       Initial Registration Statement on Form N-4
       File Nos. 333-161443 and 811-3365

Dear Ms. White:

On behalf of MetLife Investors USA Insurance Company (the "Company") and its separate account, MetLife Investors USA Separate Account A (the "Separate Account") we are providing the Company's responses to your comments of September 29, 2009 in connection with the above-referenced initial registration statement filed on August 19, 2009 for certain individual single premium deferred variable annuity contracts issued by the Company through the Separate Account (the "Contract"). Each of the Staff's comments is set forth below, followed by the Company's response. To the extent that a response indicates that the Company proposes revised disclosure, the revised prospectus pages are attached.

1.     General
       -------

    a. COMMENT: Please confirm that the Contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

       RESPONSE: The Company confirms that the Contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

    b. COMMENT: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy (other than reinsurance agreements) or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Alison White, Esq.
October 20, 2009
Page 2

       RESPONSE: The Company does not have any type of guarantee or support agreement with a third party to support any of the guarantees under the contract. The Company will be primarily responsible for paying out any guarantees associated with the contract.

    c. COMMENT: Please note that if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. See Release No. 33-8996 (January 8, 2009).

       RESPONSE: The Company does not currently intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.

2.     Cover Page
       ----------

       COMMENT: We note that the Contract's name is MetLife Growth and Guaranteed Income. In light of the bolded disclosure on pages 24 and 28, please explain how the use of the term "guaranteed" in the title complies with Rule 35d-l under the Investment Company Act of 1940, as amended, and is not otherwise misleading.

       RESPONSE: The Company does not believe that Rule 35d-1 under the Investment Company Act of 1940 is applicable because Rule 35d-1 relates to names that suggest that the securities are guaranteed, sponsored, recommended, or approved by the United States government or any United States government agency or instrumentality. The Company believes that it is clear from the Contract's name that the guarantee is provided by the Company and not by the United States government. The Contract's name does not use the word "guaranteed" in conjunction with the words "United States" or "U.S. government" and it does not otherwise suggest that the United States government is providing any guarantee. Furthermore, the Company believes that the Contract's name is not misleading because the Company provides for guaranteed withdrawals so long as specified conditions are met. The bolded disclosure on pages 24 and 28 relate to situations where the Contract owner does not comply with the specified conditions of the guarantee.

       However, the Company has added clarifying disclosure to the cover page of the prospectus that states: "The Contract includes a Guaranteed Withdrawal Benefit for Life feature that allows for guaranteed withdrawals that begin when the youngest annuitant reaches age 59 1/2 and lasts for the life or lives of the annuitiant(s) provided that specified conditions are met. This feature does not guarantee the net asset value of the underlying investment option."

Alison White, Esq.
October 20, 2009
Page 3

3.     Highlights, pages 5-6
       ----------

       COMMENT: Please add a statement that in certain circumstances the contract may be terminated and payments under the Guaranteed Withdrawal Benefit for Life lost with a cross-reference to page 24 of the prospectus.

       RESPONSE: The Company has added a statement that excess withdrawals that reduce the contract value to zero will terminate the Contract. The Company has also added a cross-reference to the appropriate section of the prospectus.

4.     Owner Transaction Expense Table, page 7
       -------------------------------

    a. COMMENT: Please delete everything but $25 across from Exchange Fee, as the information is disclosed in Note 2.

       RESPONSE: The Company believes that the current format of the Exchange Fee in the Fee Table is effective because the Fee Table provides a succinct range of the Exchange Fee and the footnote provides additional information. Furthermore, the Company believes that this approach is permitted by Instruction 11 of Item 3 of Form N-4, which states that the Registrant may include a tabular presentation of the range of exchange fees unless such a presentation would be so lengthy as to encumber the larger table. Moreover, consistent with an approach that the Company has taken in the past that the Staff has found satisfactory, the Company has revised the "Exchange Fee" line so that the maximum fee of $25 is placed before the current fee of $0 so that the maximum fee is more prominent.

    b. COMMENT: Please move all footnotes to the bottom of the page so that they do not compete with the required fee table disclosures.

       RESPONSE: The Company has moved all footnotes to the bottom of the page so that they do not compete with the required Fee Table disclosures.

    c. COMMENT: Please reduce the font size of the surrender charge table in
       Note 1 to the same size as the rest of the note.

       RESPONSE: The Company has reduced the font size of the surrender charge table in Note 1 to the same size as the rest of the note.

    d. COMMENT: Please note that the withdrawal charge schedule may be included in the fee table. See Instruction 9 to Item 3 of Form N-4.

Alison White, Esq.
October 20, 2009
Page 4

       RESPONSE: The Company appreciates the Staff drawing Instruction 9 to
       Item 3 of Form N-4 to its attention. However, the Company prefers its current approach of including the withdrawal charge schedule in a footnote. The Company believes its approach is consistent with Instruction 5 to Item 3 of Form N-4, which permits a withdrawal charge schedule to be presented in a footnote to the information provided in the Fee Table.

5.     Total Annual Portfolio Expenses Table, page 8
       -------------------------------------

       COMMENT: Please remove the .32% fee for the Fidelity VIP Money Market Portfolio from the portfolio expenses table, since the investment option is available only during the free look period.

       RESPONSE: The Company has removed the .32% fee for the Fidelity VIP Money Market Portfolio from the portfolio expenses table.

6.     Examples, page 9
       --------

       COMMENT: Please confirm that the examples will reflect the highest Mortality and Expense Charge of 2.05% for joint annuitants.

       RESPONSE: The Company confirms that the examples will reflect the highest Mortality and Expense Charge of 2.05% for joint annuitants.

7.     Investment Options, page 14
       ------------------

       COMMENT: Please bold or in some other way highlight the statement about where copies of the prospectuses for the investment options may be found. See Item 5(D) of Form N-4.
              ---

       RESPONSE: The Company has bolded the requested statement.

8.     Substitution of Investment Options, page 15
       ----------------------------------

       COMMENT: Please disclose, if true, that there will always be at least one variable option for investing under the contract.

       RESPONSE: The Company has added disclosure that there will always be at least one variable option for investing under the contract.

9.     Surrender Charge, page 17
       ----------------

       COMMENT: Please bold or in some other way highlight the statement that "no surrender charge will apply to withdrawals under the GWB feature that are less than or equal to the GWB Amount."

Alison White, Esq.
October 20, 2009
Page 5

       RESPONSE: The Company has bolded the requested statement.

10.    Annuity Income Options--Annuity Income Option (1), pages 18-19
       -------------------------------------------------

    a. COMMENT: Please clarify that the following statement applies only when the youngest annuitant is 59 1/2 or above: "[i]f total withdrawals in any contract year do not exceed the GWB Amount for that same contract year, the adjusted purchase payment is reduced by the dollar amount of the withdrawal(s)."

       RESPONSE: The Company has clarified that this statement applies only when the youngest annuitant is 59 1/2 or above.

    b. COMMENT: Please add an Appendix with numeric examples of how the adjusted purchase payment is calculated.

       RESPONSE: The Company has added numeric examples of how the adjusted purchase payment is calculated directly in the "Annuity Payments (The Income Phase)" section.

    c. COMMENT: You state that "Annuity income option (1) is only available on the latest possible annuity date unless the contract is converted to an annuity income option. . ." Please define "latest possible annuity date."

       RESPONSE: The Company has added disclosure to define the latest possible annuity date.

11.    Systematic Withdrawal Program, page 22
       -----------------------------

       COMMENT: Please bold or in some other way highlight the statement that "[i]n order to receive the greater of your eligible GWB Amount or RMD, you must agree to the following conditions:"

       RESPONSE: The Company has bolded the requested statement.

12.    Guaranteed Withdrawal Benefit for Life, pages 24-29
       --------------------------------------

    a. COMMENT: Please bold or in some other way highlight the statement on page 24 that "The GWB Value does not establish or guarantee any contract value or minimum return for any investment option and cannot be taken as a lump sum."

       RESPONSE: The Company has bolded the requested statement.

    b. COMMENT: Please disclose that the examples on pages 26-27 do not reflect the deduction of fees and charges, surrender charges or income taxes and tax penalties.

Alison White, Esq.
October 20, 2009
Page 6

       RESPONSE: The Company notes that the examples reflect the surrender charge. Accordingly, the Company has revised the prospectus to disclose that the examples reflect the deduction of surrender changes, but not other fees and charges or income taxes or tax penalties.

    c. COMMENT: Please consider revising the examples to reflect surrender charges.

       RESPONSE: As noted above, the examples already reflect the surrender charges.

    d. COMMENT: Please disclose whether an owner will be notified if a withdrawal will: (1) be deemed an excess withdrawal; (2) cause the contract to be terminated; or (3) cause the GWB Amount to be converted to annuity payments. Disclose whether the owner will be given any chance to prevent these things from happening.

       RESPONSE: The Company has revised the prospectus to include in the Highlights section a warning that withdrawals must be managed carefully, with a brief description of the negative effects of excess withdrawals and a cross-reference to the more detailed disclosure on the negative effects of excess withdrawals in the GWB section. In addition, the Company added the following disclosure in the GWB section: "It is your responsibility to manage withdrawals, and you will not be notified if you submit a withdrawal request that causes an excess withdrawal, including an excess withdrawal that reduces the contract value to zero and terminates the contract."

13.    Death Benefit--Return of Purchase Payment Death Benefit, page 31
       -------------------------------------------------------

       COMMENT: Please clarify that the following statement applies only when the youngest annuitant is 59 1/2 or above: "[i]f total withdrawals in any contract year do not exceed the GWB Amount for that same contract year, the Return of Purchase Payment death benefit is reduced by the dollar amount of the withdrawal(s)."

       RESPONSE: The Company has added disclosure to the prospectus clarifying that the statement applies only when the youngest annuitant is 59 1/2 or above.

14.    Appendix C--Withdrawals in Excess of Annual GWB Amount, page 49
       ------------------------------------------------------

       COMMENT: As some of the examples in this section reflect surrender charges, please revise the statement at the top of the page that "[t]he examples do not reflect the deduction of fees and charges, surrender charges or income taxes and tax penalties."

       RESPONSE: The Company has revised the prospectus to specify that some of the examples reflect surrender charges.

Alison White, Esq.
October 20, 2009
Page 7

15.    Appendix C--Required Minimum Distributions under the GWB, page 50
       --------------------------------------------------------

       COMMENT: It appears that the RMD requirements are listed on page 22 and not page 14 of the prospectus. Please revise the cross-references accordingly.

       RESPONSE: The Company has revised the cross-references.

16.    Part C--Exhibit 3(iii)
       -----------------------

       COMMENT: Please file the actual, rather than "form of" Retail Sales Agreement.

       RESPONSE: The Company believes that the approach of filing a "form of" retail sales agreement is specifically permitted by Item 24(a)(3) of Form N-4, which expressly permits the filing of sales agreements as specimens. The "form of" retail sales agreement that the Company has filed constitutes the specimen master contract.

17.    Powers of Attorney
       ------------------

       COMMENT: Please provide powers of attorney that relate specifically to this new registration statement as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must either (a) specifically list the '33 Act registration number of the initial filing, or
       (b) specifically name the contract or fund whose prospectus and/or SAT is being registered.

       RESPONSE: The Company confirms that the powers of attorney will relate specifically to this new registration statement.

18.    Financial Statements, Exhibits, and Other Information
       -----------------------------------------------------

       COMMENT: Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

       RESPONSE: The Company confirms that the financial statements, exhibits, and other required disclosure not included in the initial registration statement will be filed in a pre-effective amendment to the registration statement.

Alison White, Esq.
October 20, 2009
Page 8

19.    Tandy Comment
       -------------

       COMMENT: Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

           . should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

           . the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

           . and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       RESPONSE: The Company will provide these representations under separate cover.

                                    *  *  *

We hope you will find these responses satisfactory. If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Lisa Flanagan at (202) 383-0873.

                                          Sincerely,


                                          /s/ W. Thomas Conner
                                          W. Thomas Conner

cc:  Michele Abate, Esq.
     John Towers, Esq.
     Lisa Flanagan, Esq.